(d)(2)(I)(ii)

May 7, 2012

Ms. Denise Downey
Artio Global Management LLC
330 Madison Avenue
New York, NY 10017

Dear Ms. Downey:

On Thursday, January 12, 2012, the Board of Trustees (the “Board”) of ING Investors Trust approved the merger of ING Artio Foreign Portfolio (the “Portfolio”) into ING Templeton Foreign Equity Portfolio and voted to submit the matter to shareholders for their consideration. As Management also wished to transition the Portfolio’s portfolio prior to the merger, the Board also voted to replace Artio Global Management LLC (“Artio”) as Sub-Adviser to the Portfolio and to terminate the Sub-Advisory Agreement (the “Agreement”) with Artio, in accordance with Section 15 of the Agreement, effective at the close of business on July 6, 2012.

In the interim, we will be contacting you to facilitate a smooth transition and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Very truly yours,

/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
ING Investors Trust

7337 E. Doubletree Ranch Rd.	Tel: 480-477-3000	ING Investors Trust
Suite 100	Fax: 480-477-2744
Scottsdale, AZ 85258-2034	www.ingfunds.com